SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

MANAGEMENT’S PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON OCTOBER 3, 2019

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) submits this proposal (“Proposal”) related to the matters contained in the agenda of the Extraordinary General Meeting of Braskem to be held on October 3, 2019 (“Meeting”), in accordance with the provisions of the Brazilian Securities Commission (“CVM”) Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), as per the Call Notice made available on the date hereof, described below.

Introduction

On March 15, 2019, the Company’s management called an Ordinary and Extraordinary General Meeting, held on April 16, 2019 (“AGOE”), to resolve, among other matters, upon the distribution of the net profits of the fiscal year ended on December 31, 2018.

However, as informed in a Material Fact, due to a court decision rendered on the day before the AGOE, on April 15, 2019, within the context of a lawsuit filed against the Company by the Public Prosecutor’s Office and the Public Defender’s Office, both from the State of Alagoas, the suspension of the shareholders’ resolution on the distribution of the net profits of the fiscal year ended on December 31, 2018 was ordered, until the subsequent analysis of the merits, which caused this resolution to be postponed in said AGOE until the matter was settled.

In this regard, the AGOE approved the other matters contained in the agenda, but it was registered that the allocation of the results would be object of a resolution made at a new General Meeting of the Company, to be called in due time.

On June 12, 2019, this preliminary decision was reversed, pursuant to the Material Fact disclosed on June 13, 2019, by the Superior Court of Justice, which allowed the resolution on the previously suspended distribution of dividends, contingent upon a judicial bond presented by Braskem to the Court, which was submitted on June 14, 2019; however, subsequent decisions were rendered and decisions regarding this issue remained pending, which were decided in the current month.

GED - 4452296v1

Notwithstanding such fact, considering the facts that occurred since the proposal for allocation of the 2018 results to the AGOE, the Executive Office and the Board of Directors reappraised the investments part of the 2019/2021 Business Plan and the Company’s perspective of results during the period covered by the plan, considering the deterioration of the global petrochemical sector in comparison to what was originally forecasted in early 2019, as well as the uncertainties regarding the impact of the geological phenomenon that occurred in neighborhoods close to the salt mining area in the City of Maceió.

Thus, in view of the context above and the changes to the scenario, in relation to the one that existed at the time of the AGOE, the Executive Office and the Board of Directors agreed to the reappraisal of the proposal submitted to the AGOE, with regard to the allocation of the net profits of the 2018 fiscal year, and thus recommend the shareholders’ approval with regard to the matters included in the agenda for the Meeting:

1.               Resolve on the approval of the Capital Budget

As referred to above, the Company’s Executive Office and Board of Directors have reappraised the investments part of the Company’s business plan and perspectives, in light of the new facts that took place after the AGOE was called.

Considering the Company’s current economic-financial scenario, as described above, including its cash needs and ongoing projects, the Executive Office and Board of Directors, in the Company’s best interests, propose that the shareholders resolve on the capital budget connected to the 2019 fiscal year, for profit withholding, as per article 196 of Law 6,404, of December 15, 1976, as amended (“Corporations Law”), and article 25, paragraph 1, item IV, of CVM Ruling 480, of December 7, 2009, as amended (“CVM Ruling 480”), in accordance with Exhibit I attached hereto, to fulfill part of the investments that integrate the Company’s 2019/2021 Business Plan .

2.               Examine, discuss and vote on the Management’s Proposal for the allocation of the net profit of the fiscal year ended on December 31, 2018

In light of the information stated in the introduction and item 1 of this Proposal, and considering the decision rendered by the President of the Superior Court of Justice, subject matter of the Material Fact disclosed on June 13, 2019, which allowed a resolution regarding the allocation of the 2018 net profits and the distribution of dividends by the Company, the Company’s Executive Office and Board of Directors have reappraised the proposal submitted to the AGOE, and thus propose that the shareholders resolve on the allocation of the net profit of the fiscal year ended on December 31, 2018, in accordance with Exhibit II of this Proposal.

GED - 4452296v1

The Company’s Administration proposes the payment of the minimum mandatory dividend, in the amount of six hundred and sixty-seven million, four hundred and eighteen thousand, five hundred and seventy-one Reais and fifty-eight centavos (BRL 667,418,571.58). It also proposes that the remaining amount of the net profits, of two billion, two million, two hundred and fifty-five thousand, seven hundred and fourteen Reais and seventy-two centavos (BRL 2,002,255,714.72), be withheld by the Company, pursuant to article 196 of the Corporation Law, based on the capital budget proposed in item 1 hereof.

II.           Shareholders’ Representation

Shareholders may participate in the Meeting in person or by an attorney-in-fact duly appointed, or through remote voting bulletin (“Bulletin”), and the detailed guidelines regarding the necessary documentation are set forth in the Bulletin template. We describe below additional information on the participation in the Meeting:

               (a) In person or by Physical Proxy: with a view to expediting the works of the Meeting, the Company’s Management requests that the Shareholders file with the Company, 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares within 8 days from the Meeting; (ii) proxy, duly compliant with the law, in case of representation of the shareholder, with grantor’s signature certified by a notary public, notarization, legalization by the consulate or apostille annotation (as the case may be) and sworn translation, together with the bylaws, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Executive Board election if the shareholder is a legal entity; and/or (iii) with regard to the shareholders taking part of the fungible custody of registered shares, a statement of the respective ownership interest, issued by the competent body. The shareholder or his/her legal representative shall attend the Meeting in possession of the proper identification documents. However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept proxies granted by shareholders through electronic means.

               (b) Remote Voting Bulletin: the Company shall adopt the remote voting system under the terms of CVM Ruling 481, thus allowing its Shareholders to send in their votes: (i) through its respective custody agents; (ii) through the bookkeeping agent of the Company’s shares (Itaú Corretora de Valores S.A.); or (iii) directly to the Company, as per the guidelines contained in the Bulletin and in item 12.2 of the Reference Form.

GED - 4452296v1

The Bulletin presents the matters comprising the Meeting’s agenda, described in items 1 and 2 of this Proposal. The shareholders who choose to cast their votes remotely at the Meeting shall fill out the Bulletin made available by the Company, stating if they wish to approve, reject or abstain from voting on the resolutions described in the Bulletin, in compliance with the procedures described above.

Finally, all the exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

***

GED - 4452296v1

EXHIBIT	PAGE
EXHIBIT I - Capital Budget Proposal prepared by the Management.	6

EXHIBIT II - Proposal of allocation of the net profit for the fiscal year ended on December 31, 2018, containing, at least, the information indicated in Exhibit 9.1.II of CVM Ruling No. 481.	8

GED - 4452296v1

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

EXHIBIT I

MANAGEMENT’S PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON OCTOBER 3, 2019

Capital Budget Proposal prepared by the Executive Office and Board of Directors of the Company.

The proposal for allocation of the results of the fiscal year ended on December 31, 2018 is as follows:

2018 Thousands of BRL
Net profit for the year allocated to the Company’s shareholders	2,866,675
Amount directly entered into the retained earnings account:
(-) Creation of the legal reserve (5%)	(143,334)
(-) Tax incentive reserve (Prodesin - Integrated Development Program of Alagoas)	(81,863)
(+) Additional indexation of PPE	27,679
(+) Time-barred dividends	517
Adjusted net profit:	2,669,674

Allocations:
Minimum mandatory dividends – 25% of the adjusted net profit	(667,419)
Proposed interim dividends	-
Reserves and retained earnings	(2,002,255)
(2,669,674)

The amount of withheld profits, based on the capital budget related to the 2019 fiscal year, totaling two billion, two million, two hundred and fifty-five thousand, seven hundred and fourteen Reais and seventy-two centavos (BRL 2,002,255,714.72), supports a portion of the investments that are part of the Company’s 2019/2021 Business Plan, approved at a meeting of the Board of Directors held on December 27, 2018, and which sets out other investments to be made in the other years. Said investments are intended to maintain, replace, improve the performance, reliability and security, as well as to conduct strategic projects of the Company already approved for performance.

GED - 4452296v1

INVESTMENTS	thousands of BRL
Total	2,973,902
Operational	1,915,479
Investments	1,018,632
Stoppages	765,105
Replacement	131,742
Approved Strategic Projects	1,058,424
Delta Project – new PP plant in the USA	836,252
Others	222,172

These investments are funded by approximately 67% of the Company’s own capital, and the remainder through third parties and/or the Company’s future cash generation.

In addition, the net profit distribution proposal is also in line with the Company’s Dividend Policy, available in the Company’s IR website.

GED - 4452296v1

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

EXHIBIT II

MANAGEMENT’S PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON OCTOBER 3, 2019

Proposal of Allocation of Net Profit of the fiscal year ended on December 31, 2018, containing, at least, the information indicated in Exhibit 9.1.II of CVM Ruling No. 481

The Company’s Management provides below the information required by Exhibit 9.1.II of CVM Ruling No. 481:

1             Net Profit of the Year:

The Company’s net profit in 2018, attributable to the shareholders, was of two billion, eight hundred and sixty-six million, six hundred and seventy-five thousand, ninety-two Reais and seventeen centavos (BRL 2,866,675,092.17).

2             Global amount and the value per share of the dividends, including interim dividends and interest on net equity already declared:

There has been no distribution of interim dividends in the fiscal year of 2018.

3                Percentage of net profits of the fiscal year distributed:

The mandatory dividends correspond to 25% of the net profits of the fiscal year, adjusted to the calculation of the dividends.

As per article 204 of the Corporations Law, jointly with article 44, paragraph 4 of the Company’s Bylaws and the Company’s Dividends Policy, if approved at the Meeting, the Company will distribute the amount of six hundred and sixty-seven million, four hundred and eighteen thousand, five hundred and seventy-one Reais and fifty-eight centavos (BRL 667,418,571.58) as mandatory dividends (“Mandatory Dividends”) of the fiscal year ended on December 31, 2018, being eighty-three centavos and fraction (BRL 0.838620027834) for each common share and Class A preferred share (PNA) and sixty centavos and fraction (BRL 0.606279148700) for each Class B preferred share (PNB).1

GED - 4452296v1

Adjusted net profits pertain to the profits specified for the fiscal year, attributable to the Company’s shareholders, decreased by the portions intended for the legal reserve and for the tax incentive reserve, added to the realization of the additional indexation of the Company’s property, plant and equipment and to the time-barred dividends that returned to the Company’s cash.

4             Global amount and value per share of dividends distributed based on profits from previous fiscal years:

Not applicable, given that there was no dividend distribution or interest on net equity statement, based on profits of previous years.

5                 Inform, deducting the interim dividends and interest on net equity already declared:

5.           (a) information on the gross value of the dividends and interest on net equity, sorted by share of each type and class, to be distributed/declared at the ordinary general meeting:

The unit gross value of the Mandatory Dividends is:2

▪  Eighty-three centavos and a fraction (BRL 0.838620027834) per common share, equivalent to three hundred and seventy-eight million, seven hundred and seventy-eight thousand, three hundred and seventy-seven Reais and fifty-one centavos (BRL 378,778,377.51);

▪  Eighty-three centavos and a fraction (BRL 0.838620027834) per Class A preferred share, equivalent to two hundred and eighty-eight million, three hundred and thirty-six thousand, nine hundred and fifteen Reais and five centavos (BRL 288,336,915.05);

▪  Sixty centavos and a fraction (BRL 0.606279148700) per Class B preferred share, equivalent to three hundred and three thousand, two hundred and seventy-nine Reais and two centavos (BRL 303,279.02).

GED - 4452296v1

1The Company informs that there may be requests for the conversion of PNB shares into PNA shares, in accordance with the Bylaws, as of this date until the date of the Meeting, which may cause an irrelevant variation in the value per share of PNA and PNB shares.

2 See note 1.

5.        (b) Information on the form and term of payment of the dividends and interest on net equity to be distributed/declared at the ordinary general meeting:

The Management shall propose to the Meeting that the payment of the Mandatory Dividends be made in full by December 31, 2019.

5.        (c) Information on possible levying of interest and adjustments on the dividends and interest on net equity to be distributed/declared at the ordinary general meeting:

No interest or adjustment is levied on the dividends to be declared at the Meeting.

5.           (d) Information on the date of declaration of payment of the dividends and interest on net equity, taken into account to identify the shareholders that will be entitled to receive the dividends and interest on net equity distributed/declared at the Meeting:

Once the Mandatory Dividend payment is approved at the Meeting, the date of declaration shall be the very date of the Meeting, that is, October 3, 2019, and the Company's shares will be traded "ex dividends" from October 4, 2019 onwards.

6             If there has been a declaration of dividends or interest on net equity based on profits calculated in half-yearly balance sheets or shorter periods: (a) inform the amount of the dividends or interest on net equity already declared; and (b) inform the date of the respective payments.

Not applicable, given that there was no dividend distribution or interest on net equity statement, based on profits ascertained in half-yearly balance sheets or in shorter periods of the 2018 fiscal year.

7.           (a) Please provide a comparative table stating the net profits of the fiscal year (controlling company) and of the three (3) previous years, per share of each kind and class, presented in thousands of BRL:

	2018	2017	2016	2015
Net Profits (loss) of the year:	2,866,675	4,082,990	(411,472)	3,001,720
Weighted Average of the quantity of shares:
Common Shares	451,669	451,669	451,669	451,669
Class “A” Preferred Shares	343,823	343,776	343,771	343,784
Class “B” Preferred Shares	500	578		594
Net profits (loss) per share
Common Shares	3.3556239	5.1325258	(0.5172885)	3.7731620
Class “A” Preferred Shares	3.3556239	5.1325244	(0.5172889)	3.7731327
Class “B” Preferred Shares	0.6062791	0.6069199		0.6064506

GED - 4452296v1

7                (b) Comparative table stating the dividends and interest on net equity declared/distributed over the three (3) previous years, per share of each kind and class:

	Common Shares		Class “A” Preferred Shares		Class “B” Preferred Shares
	Dividends	Interest on net equity	Dividends	Interest on net equity	Dividends	Interest on net equity
Fiscal year ended on 12/31/2018	0.83862002	-	0.83862002	-	0.60627914	-
Fiscal year ended on 12/31/2017	3.14245599	-	3.14245599	-	0.60625562	-
Fiscal year ended on 12/31/2016	-	-	-	-	-	-
Fiscal year ended on 12/31/2015	2.51343672	-	2.51343672	-	0.6062498	-

8             If profits were allocated to the legal reserve:

8.           (a) Sum allocated to the legal reserve:

The sum allocated to the legal reserve was one hundred and forty-three million, three hundred and thirty-three thousand, seven hundred and fifty-four Reais and sixty-one centavos (BRL 143,333,754.61).

8.        (b) Form of calculation of the legal reserve, stated in thousands of BRL:

2018
Net profit for the year of the Company’s shareholders	___2,866,675
Portion intended for the legal reserve - 5%	___143,334

9.               If the company has preferred shares entitled to fixed or minimum dividends:

9.           (a) Description of the form of calculation of the fixed or minimum dividends:

GED - 4452296v1

Pursuant to bylaws, especially their article 9, and the Dividends Policy of the Company, notably its clause 5, the preferred shares are entitled to the payment of a priority non-cumulative dividend of six percent (6%) of their “unit value”, obtained by dividing the capital stock by the total outstanding shares, according to the profits available for distribution. Only the class “A” preferred shares shall have a part equal to that of the common shares in the remaining profits, and they shall only be entitled to the dividend after the payment of the priority dividend to the preferred shares. Only the class “A” preferred shares shall also be assured equal conditions with the common shares in the distribution of shares resulting from capitalization of other reserves. On the other hand, the Company’s Bylaws set out the payment of the minimum mandatory non-cumulative dividend, which is equivalent to 25% of the adjusted net profit, on the terms of the Corporation Law. When the priority dividend paid for the preferred shares is greater than or equal to 25% of the net profit for the fiscal year, the full payment of the mandatory dividend has been characterized.

9.           (b) Information on whether the profits of the fiscal year suffice to fully pay the fixed or minimum dividends:

The net profits of 2018 fiscal year attributed to the Company’s shareholders suffice to fully pay the minimum dividends.

9.           (c) Information on a possible unpaid portion being cumulative:

On the terms of Company’s Bylaws, the priority dividend is not cumulative.

9.           (d) Information on the global sum of the fixed or minimum dividends to be paid to each class of preferred shares3:

▪  Two hundred and eighty-eight million, three hundred and thirty-six thousand, nine hundred and fifteen Reais and five centavos (BRL 288,336,915.05) for Class A preferred shares; and

▪  Three hundred and three thousand, two hundred and seventy-nine Reais and two centavos (BRL 303,279.02) for Class B preferred shares.

9.           (e) Information on the fixed or minimum dividends to be paid per preferred share of each class4:

▪  eighty-three centavos and fraction (BRL 0.838620027834) per Class B preferred share; and

GED - 4452296v1

3 See note 1.

4 See note 1.

▪  sixty centavos and fraction (0.606279148700) per Class B preferred share.

10.            In relation to the mandatory dividend:

10.         (a) Description of the form of calculation of the mandatory dividend set forth in the bylaws:

The shareholders are entitled to receive as mandatory dividend twenty-five percent (25%) of the adjusted net profits of the fiscal year, as set out in the Corporations Law. Calculation of such dividend for the 2018 fiscal year presented in thousands of BRL is demonstrated below:

2018
Net profit attributed to the controlling company’s shareholders	2,866,675
Amounts entered against the accrued profit account
Portion allocated to the legal reserve	(143,334)
Portion allocated to the tax incentive reserve	(81,863)
Additional indexation of PPE	27,679
Time-barred dividends	517
2,669,674
Minimum mandatory dividends - 25% on the adjusted net profit	667,419

10.      (b) Information on whether the mandatory dividend is being fully paid or not:

The Mandatory Dividends, as proposed by the Management, will be fully paid in the fiscal year of 2019.

10.      (c) Information on the sum possibly withheld due to the Company’s financial situation:

No sum of the mandatory dividend has been withheld due to Braskem’s financial situation.

11.            Information on the withholding of the mandatory dividend due to the Company’s financial situation:

No sum of the mandatory dividend has been withheld due to Braskem’s financial situation.

12.            Information on the allocation of results to the contingency reserve:

No sums have been allocated to the contingency reserve.

13.            Sum allocated to the realizable profits reserve:

GED - 4452296v1

No sums have been allocated to the realizable profits reserve.

14.            Information on the allocation of results to reserves set up pursuant to the Bylaws:

No sums were allocated to reserves set up pursuant to the Company’s Bylaws.

15.            Information on the withholding of profits, set forth in the capital budget:

15.(a)    Identify the amount withheld:

The amount of the profits proposed to be withheld, based on the capital budget, is two billion, two million, two hundred and fifty-five thousand, seven hundred and fourteen Reais and seventy-two centavos (BRL 2,002,255,714.72).

15.(b)    Provide a copy of the capital budget: (stated in thousands of Reais)

A copy of the capital budget (stated in thousands of Reais) in relation to the 2019 year, with a term of one (1) year, is contained in “Exhibit I” to this Management’s Proposal.

INVESTMENTS	thousands of BRL
Total	2,973,902
Operational	1,915,479
Investments	1,018,632
Stoppages	765,105
Replacement	131,742
Approved Strategic Projects	1,058,424
Delta Project – new PP plant in the USA	836,252
Others	222,172

16.         If results have been allocated to the tax incentive reserve:

16.         (a)          Sum allocated to the tax incentive reserve:

The sum allocated to the tax incentive reserve was eighty-one million, eight hundred and sixty-two thousand, six hundred and fifty-nine Reais and forty-seven centavos (BRL 81,862,659.47).

16.         (b)         Nature of allocation:

GED - 4452296v1

The Company has an ICMS (Tax on Distribution of Goods and Services) incentive granted by the State of Alagoas through the PRODESIN (Integrated Development Program), which aims at the implementation and expansion of industries in that State. This incentive is treated as a reducer of the taxes levied on sales. In 2018, the amount assessed was eighty-one million, eight hundred and sixty-two thousand, six hundred and fifty-nine Reais and forty-seven centavos (BRL 81,862,659.47).

Supplementary law 160/17, which amends Law 12,973/14, states that tax incentives shall not be distributed to shareholders. For this reason, said law orders such sums to be allocated to the specific tax incentive reserve account of the shareholders’ equity.

GED - 4452296v1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.